Exhibit 11.1

ROYAL HAWAIIAN ORCHARDS, L.P.

Computation of Net Loss per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months	Six months
ended June 30,	ended June 30,
2013	2012	2013	2012

Net loss	$(1,151)	$(797)	$(1,779)	$(805)

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net loss allocable to Class A Unit Holders	$(1,151)	$(797)	$(1,779)	$(805)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net loss per Class A Unit	$(0.15)	$(0.11)	$(0.24)	$(0.11)

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